SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Internet America, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46058Y109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Joseph J. Giunta, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 December 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ ] (B) [ ] Not applicable.
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 4,500,000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 25.9%
14.	Type Of Reporting Person (See Instructions) IN

Item 1.      Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Internet America, Inc., a Texas corporation (“Internet America”).  Internet America's principal executive offices are located at 10930 West Sam Houston Parkway, N., Suite 200, Houston, TX 77064.

Item 2.	Identity and Background.

(a)-(c)     This Statement is being filed by Steven G. Mihaylo (“Mr. Mihaylo”), an individual.  Mr. Mihaylo is a private investor and his address is P.O. Box 19790, Reno, Nevada 89511.  Mr. Mihaylo also serves as a member of the board of directors of Internet America (the “Board”).

(d)           During the last five years, Mr. Mihaylo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Mihaylo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mihaylo is a citizen of the State of Nevada, United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 17, 2007, Summit Growth Management, LLC (“Summit”) used working capital to purchase 500,000 shares of Internet America’s Series A Preferred Stock (the “Preferred Stock”) from Internet America.  Mr. Mihaylo is the sole member and managing member of Summit.  Summit paid a total of approximately $293,000 to acquire such shares from Internet America.  The Preferred Stock is convertible into Common Stock under certain conditions, and as such, Mr. Mihaylo may be deemed to be the beneficial owner of the 500,000 shares of Common Stock into which Summit’s 500,000 shares of Preferred Stock are convertible.

On December 10, 2007, The Steven G. Mihaylo Trust (the “Trust”) used personal funds to purchase 4,000,000 shares of Common Stock from Internet America.  Mr. Mihaylo is the sole trustee of the Trust.  The Trust paid a total of $4,000,000 to acquire such shares from Internet America.

Item 4.	Purpose of Transaction.

Mr. Mihaylo (acting through Summit and the Trust) has acquired the shares of Preferred Stock and Common Stock reported herein for investment purposes, and not with any plans or proposals that related to or would result in any of the transactions specified in clauses (a) through (i) of Item 4 of Schedule 13D.  Shortly before acquiring the shares of Common Stock reported herein, the Board elected Mr. Mihaylo as a member of the Board.

Mr. Mihaylo will continue to evaluate on an ongoing basis Internet America's financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors.  Accordingly, Mr. Mihaylo reserves the right to change his intentions and plans at any time as he deems appropriate and may purchase additional shares from time-to-time depending on market conditions.  In addition, in his capacity as a member of the Board and as a shareholder, Mr. Mihaylo may make suggestions to management regarding the future conduct of the business.

Item 5.	Interest in Securities of the Issuer.

(a)           As of December 19, 2007, Mr. Mihaylo beneficially owned an aggregate of 4,500,000 shares of Common Stock, representing approximately 25.9% of the outstanding Common Stock (based on 12,857,031 shares outstanding as of October 31, 2007, as reported in Internet America's Form 10-Q for the quarter ended September 30, 2007, 500,000 additional shares issuable upon conversion of the Preferred Stock held by Summit, and 4,000,000 additional shares issued in connection with the Trust’s acquisition of Common Stock reported herein).  Each of the 500,000 shares of Preferred Stock held by Summit and the 4,000,000 shares of Common Stock held by the Trust were acquired in privately-negotiated transactions and have not been registered under the Securities Act of 1933, as amended.

(b)           Mr. Mihaylo has the sole power to vote or direct the vote and sole power to dispose of and direct the disposition of all of the shares of Preferred Stock and Common Stock of which he is the beneficial owner.

(c)           The following table sets forth the transactions in the Common Stock effected by Mr. Mihaylo during the past 60 days:

Date	Party	Type of Transaction	Type of Security	# of Shares	Price Per Share
10/17/2007	Summit	Purchase	Preferred Stock (convertible into Common Stock)	500,000	$0.586
12/10/2007	Trust	Purchase	Common Stock	4,000,000	$1.00

(d)           No other person is known by Mr. Mihaylo to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock and Common Stock beneficially owned by Mr. Mihaylo.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 17, 2007, Internet America entered into a Purchase Agreement (the “Preferred Stock Purchase Agreement”) with certain purchasers (which purchasers include Summit, and are collectively referred to herein as the “Purchasers”), pursuant to which Internet America sold 2,889,076 shares of Preferred Stock for a per share purchase price of $0.586 in a privately-negotiated transaction. Summit purchased 500,000 shares of such Preferred Stock for aggregate consideration of approximately $293,000.  The Preferred Stock Purchase Agreement contains customary representations, warranties and indemnification provisions. This description of the Preferred Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Purchase Agreement, which is filed as Exhibit 1 to this Statement and is incorporated by reference herein.

In connection with the Preferred Stock Purchase Agreement, Internet America and the Purchasers entered into a Registration Rights Agreement dated as of October 17, 2007 (the “Preferred Stock Registration Rights Agreement”), pursuant to which Internet America has agreed to grant “piggyback” registration rights to the Purchasers. This description of the Preferred Stock Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Registration Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated by reference herein.

On December 10, 2007, Internet America entered into a Securities Purchase Agreement (the “Common Stock Purchase Agreement”) with the Trust pursuant to which Internet America sold to the Trust, in a privately-negotiated transaction, 4,000,000 shares of restricted Common Stock for a per share purchase price of $1.00. The Trust paid the aggregate purchase price of $4,000,000 in cash to Internet America on December 10, 2007. The Common Stock Purchase Agreement contains customary representations, warranties, and indemnification provisions by both parties. This description of the Common Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Common Stock Purchase Agreement, which is filed as Exhibit 3 to this Statement and is incorporated by reference herein.

             In connection with the Common Stock Purchase Agreement, Internet America and the Trust entered into a Registration Rights Agreement dated as of December 10, 2007 (the “Common Stock Registration Rights Agreement”), pursuant to which Internet America has agreed to grant “piggyback” registration rights to the Trust. This description of the Common Stock Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Common Stock Registration Rights Agreement, which is filed as Exhibit 4 to this Statement and is incorporated by reference herein.

      Additionally, in connection with the Common Stock Purchase Agreement, Internet America entered into Amendment No. 1 (the “Rights Agreement Amendment”) to the Rights Agreement between Internet America and American Stock Transfer & Trust Company dated August 9, 2004 (the “Rights Agreement”).  The Rights Agreement Amendment exempts the acquisition by the Trust of the 4,000,000 shares of Common Stock acquired under the Common Stock Purchase Agreement from the definition of an Acquiring Person under the Rights Agreement and permits the acquisition by the Trust of up to 25% of the outstanding capital stock of Internet America (which as confirmed by Internet America includes Common Stock and Preferred Stock in the denominator of the equation for calculating the above percentage threshold), so long as such acquisition is not made in connection with a tender or exchange offer.  Accordingly, unlike the calculation required for filing of this Statement, Mr. Mihaylo holds less than the 25% capital stock threshold for purposes of the Rights Agreement.  Furthermore, in the Common Stock Purchase Agreement, Internet America covenants that it will not rescind the Rights Agreement Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Purchase Agreement, dated as of October 17, 2007, by and among Internet America, Inc. and the investors listed in Schedule 1 thereto.

Exhibit 2:	Registration Rights Agreement, dated as of October 17, 2007, by and among Internet America, Inc. and the parties set forth on Exhibit A thereto.

Exhibit 3:	Securities Purchase Agreement, by and between Internet America and the Trust, dated as of December 10, 2007.

Exhibit 4:	Registration Rights Agreement, by and between Internet America and the Trust, dated as of December 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007

/s/ Steven G. Mihaylo
Steven G. Mihaylo

EXHIBIT INDEX

Exhibit 1:	Purchase Agreement, dated as of October 17, 2007, by and among Internet America, Inc. and the investors listed in Schedule 1 thereto.

Exhibit 2:	Registration Rights Agreement, dated as of October 17, 2007, by and among Internet America, Inc. and the parties set forth on Exhibit A thereto.

Exhibit 3:	Securities Purchase Agreement, by and between Internet America and the Trust, dated as of December 10, 2007.

Exhibit 4:	Registration Rights Agreement, by and between Internet America and the Trust, dated as of December 10, 2007.